From:     Richard D. Foley

To:       Michael K. Pressman, Special Counsel, Securities and Exchange Commission, division of Corporation Finance, Office of Mergers and Acquisitions 100 F Street, N.E., Washington, D. C. 20549

Date:     May 4, 2006

Via:      Fax to 202-772-9203

Re:       Responses to my concern to properly comply with rule regarding disclosure relating to participants.

Concerning:    File No. 001-08957

Dear Mr. Pressman:

Following our telephone conversation yesterday I opened my mail to find that I was entitled to present a claim against a printer company for a discount on a new printer as part of a class action suit.  Later that evening I reviewed with Mr. Nieman the subject of our proxy statement filings and he made the legal legend insertions of votepal.  As we prefect that legend we will post changes to votepal.

Today it occurred to me that for purposes of describing participants I should review with the counsel of a lawsuit in a tax discrepancy controversy with another company, which, to the best of my knowledge has no connection with Alaska Air Group.  Following a telephone call, a few minutes ago, with that counsel, I determined that the following information concerning myself, to the effect that “He is involved in one lawsuit against an unrelated publicly NYSE traded company” should be added to our proxy statement.  This information will be EDGARed as soon as possible, and will appear in our definitive proxy statements filing.

If you have any concerns please contact me.  If this information should be expanded, please advise.

Respectfully,
/s
Richard D. Foley

Copy to Steve Nieman via email